D90/COMP SEC/RQ
16 September 2003

03032386

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 15th August 2003 - 16th September 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since August 15, 2003 to September 16, 2003

1. Announcement dated August 15, 2003 regarding purchase of own securities.
2. Announcement dated August 18, 2003 regarding purchase of own securities.
3. Announcement dated August 19, 2003 regarding purchase of own securities.
4. Announcement dated August 21, 2003 regarding purchase of own securities.
5. Announcement dated August 28, 2003 regarding notification of directors' interests.
6. Announcement dated August 28, 2003 regarding purchase of own securities.
7. Announcement dated September 1, 2003 regarding notification of directors' interests.
8. Announcement dated September 1, 2003 regarding notification of directors' interests and connected persons.
9. Announcement dated September 1, 2003 regarding purchase of own securities.
10. Announcement dated September 2, 2003 regarding purchase of own securities.
11. Announcement dated September 3, 2003 regarding notification of directors' interests and connected persons.
12. Announcement dated September 3, 2003 regarding purchase of own securities.
13. Announcement dated September 4, 2003 regarding purchase of own securities.
14. Announcement dated September 5, 2003 regarding director shareholding.
15. Announcement dated September 5, 2003 regarding purchase of own securities.

16. Announcement dated September 8, 2003 regarding notification of directors' interests and connected persons.

17. Announcement dated September 9 2003 regarding notification of directors' interests.

18. Announcement dated September 9, 2003 regarding purchase of own securities.

19. Announcement dated September 10, 2003 regarding purchase of own securities.

20. Announcement dated September 12, 2003 regarding notification of directors' interests.

21. Announcement dated September 12, 2003 regarding purchase of own securities.

22. Announcement dated September 15, 2003 regarding director shareholding.

23. Announcement dated September 15, 2003 director declaration.

24. Announcement dated September 15, 2003 regarding directorate change.

25. Announcement dated September 15, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from August 15, 2003 to September 16 2003

26. Form 288b in respect of the resignation of John Buchanan on 24 July 2003 (dated 27 August 2003)

27. Five forms 169 in respect of returns by a company purchasing its own shares (dated 5 September 2003).

28. Group of Company Accounts made up to 31 March 2003 (dated 14 September 2003)

29. Three forms 169 in respect of returns by a company purchasing its own shares (dated 15 September 2003).

30. Form 288b in respect of the resignation of John McGrath on 15 September 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

D90/COMP SEC/RQ
16 September 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 15th August 2003 - 16th September 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since August 15, 2003 to September 16, 2003

1. Announcement dated August 15, 2003 regarding purchase of own securities.
2. Announcement dated August 18, 2003 regarding purchase of own securities.
3. Announcement dated August 19, 2003 regarding purchase of own securities.
4. Announcement dated August 21, 2003 regarding purchase of own securities.
5. Announcement dated August 28, 2003 regarding notification of directors' interests.
6. Announcement dated August 28, 2003 regarding purchase of own securities.
7. Announcement dated September 1, 2003 regarding notification of directors' interests.
8. Announcement dated September 1, 2003 regarding notification of directors' interests and connected persons.
9. Announcement dated September 1, 2003 regarding purchase of own securities.
10. Announcement dated September 2, 2003 regarding purchase of own securities.
11. Announcement dated September 3, 2003 regarding notification of directors' interests and connected persons.
12. Announcement dated September 3, 2003 regarding purchase of own securities.
13. Announcement dated September 4, 2003 regarding purchase of own securities.
14. Announcement dated September 5, 2003 regarding director shareholding.
15. Announcement dated September 5, 2003 regarding purchase of own securities.

16. Announcement dated September 8, 2003 regarding notification of directors' interests and connected persons.

17. Announcement dated September 9 2003 regarding notification of directors' interests.

18. Announcement dated September 9, 2003 regarding purchase of own securities.

19. Announcement dated September 10, 2003 regarding purchase of own securities.

20. Announcement dated September 12, 2003 regarding notification of directors' interests.

21. Announcement dated September 12, 2003 regarding purchase of own securities.

22. Announcement dated September 15, 2003 regarding director shareholding.

23. Announcement dated September 15, 2003 director declaration.

24. Announcement dated September 15, 2003 regarding directorate change.

25. Announcement dated September 15, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from August 15, 2003 to September 16 2003

26. Form 288b in respect of the resignation of John Buchanan on 24 July 2003 (dated 27 August 2003)

27. Five forms 169 in respect of returns by a company purchasing its own shares (dated 5 September 2003).

28. Group of Company Accounts made up to 31 March 2003 (dated 14 September 2003)

29. Three forms 169 in respect of returns by a company purchasing its own shares (dated 15 September 2003).

30. Form 288b in respect of the resignation of John McGrath on 15 September 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant

82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:23 15 Aug 2003
Number	7559O

15th August 2003

BOOTS GROUP PLC SHARE REPURCHASI ROGRAMME

On 15th August 2003, Boots Group PLC acquired 250,000 ordinary shares in company for cancellation. The price paid was 656.83p per share. This brings the total number of shares purchased duri his programme to 57,225,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:40 18 Aug 2003
Number	8038O

18th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th August 2003, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 660.94p per share. This brings the total number of shares purchased during this programme to 57,575,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:23 19 Aug 2003
Number	8489O

19th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th August 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 659.51p per share. This brings the total number of shares purchased during this programme to 57,825,927.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:18 21 Aug 2003
Number	9462O

21st August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st August 2003, Boots Group PLC acquired 30,000 ordinary shares in the company for cancellation. The price paid was 664.00p per share. This brings the total number of shares purchased during this programme to 57,855,927.

END

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82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:02 28 Aug 2003
Number	1135P

BOOTS GROUP PLC

28th August 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 28th August 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 17,316 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0022% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,994,604 representing approximately 0.503% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,654,063.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:58 28 Aug 2003
Number	1489P

28th August 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th August 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 665.9240p per share. This brings the total number of shares purchased during this programme to 58,355,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:57 1 Sep 2003
Number	2216P

BOOTS GROUP PLC

1st September 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 1st September 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 27,422 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 28th August 2003 under the Share Investment Plan of the All-Employee Share Scheme, of 27,856 shares at a price of 662p per share. This represents approximately 0.0035% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has risen to 4,022,026 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,653,702.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:11 1 Sep 2003
Number	2371P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

13) Date of transaction

28th August 2003

14) Date company informed

1st September 2003

15) Total holding following this notification

117,168

16) Total percentage holding of issued class following this notification

0.0147%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....1st September 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

662p

13) Date of transaction

28th August 2003

14) Date company informed

1st September 2003

15) Total holding following this notification

115,642

16) Total percentage holding of issued class following this notification

0.0145%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....1st September 2003...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

7) Number of shares/amount of
stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

662p

13) Date of transaction

28th August 2003

14) Date company informed

1st September 2003

15) Total holding following this notification

135,645

16) Total percentage holding of issued class following this notification

0.017%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....1st September 2003................................

END

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Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:11 1 Sep 2003
Number	2591P

1st September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st September 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 663.4400p per share. This brings the total number of shares purchased during this programme to 58,605,927.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:21 2 Sep 2003
Number	3120P

2nd September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd September 2003, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 665.4700p per share. This brings the total number of shares purchased during this programme to 58,955,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:14 3 Sep 2003
Number	3333P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

John Brian McGRATH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Brian McGRATH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

89

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

13) Date of transaction

29th August 2003

14) Date company informed

2nd September 2003

15) Total holding following this notification

3,068

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd September 2003...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

5

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.6735

13) Date of transaction

29th August 2003

14) Date company informed

2nd September 2003

15) Total holding following this notification

117,173

16) Total percentage holding of issued class following this notification

0.0147%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd September 2003...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH
Sally Julia SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director and spouse

7) Number of shares/amount of
stock acquired

Director = 2 Spouse = 106

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.6735

13) Date of transaction

29th August 2003

14) Date company informed

2nd September 2003

15) Total holding following this notification

135,753

16) Total percentage holding of issued class following this notification

0.017%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd September 2003............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:01 3 Sep 2003
Number	3638P

3rd September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd September 2003, Boots Group PLC acquired 70,000 ordinary shares in the company for cancellation. The price paid was 665.2100p per share. This brings the total number of shares purchased during this programme to 59,025,927.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:18 4 Sep 2003
Number	4260P

4th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th September 2003, Boots Group PLC acquired 48,000 ordinary shares in the company for cancellation. The price paid was 673.0000p per share. This brings the total number of shares purchased during this programme to 59,073,927.

END

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82-34701

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:35 5 Sep 2003
Number	4631P

On 4th September 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 56,209 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.81. This represents approximately 0.007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 56,209.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:54 5 Sep 2003
Number	4748P

5th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th September 2003, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 674.2075p per share. This brings the total number of shares purchased during this programme to 59,373,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:24 8 Sep 2003
Number	5094P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of director

Sir Nigel RUDD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2) and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Nigel RUDD and
Pershing Keen Nominees Limited (re PEP's and ISA's)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director and Spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase plus PEP and ISA transactions

7) Number of shares/amount of stock acquired

30,300 @ £6.75½
4,200 PEP - Sir Nigel RUDD @ £6.77½ 9,100 PEP - Lady Lesley RUDD @ £6.77½
700 ISA - Sir Nigel RUDD @ £6.77½ 700 ISA - Lady Lesley RUDD @ £6.77½

8) Percentage of issued class

0.0056%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

12) Price per share

See 7) above

13) Date of transaction

8th September 2003

14) Date company informed

8th September 2003

15) Total holding following this notification

47,000

16) Total percentage holding of issued class following this notification

0.0059%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....8th September 2003...............................

END

82-34701

RNS

Full Text Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:07 8 Sep 2003
Number	5130P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of director

Richard Baker

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Baker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

9,260

8) Percentage of issued class

0.0012%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

12) Price per share

£6.74

13) Date of transaction

8th September 2003

14) Date company informed

8th September 2003

15) Total holding following this notification

9,260

16) Total percentage holding of issued class following this notification

0.0012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Richard Baker will be joining the board on 15th September 2003

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....8th September 2003................................

END

RNS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:25 9 Sep 2003
Number	5455P

BOOTS GROUP PLC

9th September 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 9th September 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 1,009 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith.

As result of the movements referred to above the number of shares held by the Trust has fallen to 4,021,017 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,653,396.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:00 9 Sep 2003
Number	5796P

9th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th September 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 679.2580p per share. This brings the total number of shares purchased during this programme to 59,623,927.

END

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:27 10 Sep 2003
Number	6332P

10th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th September 2003, Boots Group PLC acquired 85,000 ordinary shares in the company for cancellation. The price paid was 674.3824p per share. This brings the total number of shares purchased during this programme to 59,708,927.

END

END

Close

82-34701

RNS communicate

Full Text Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:01 12 Sep 2003
Number	7114P

BOOTS GROUP PLC

12th September 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 12th September 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 14,971 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd and Mr A Smith

As result of the movements referred to above the number of shares held by the Trust has fallen to 4,006,046 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,641,192.

END

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:28 12 Sep 2003
Number	7400P

12th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th September 2003, Boots Group PLC acquired 30,000 ordinary shares in the company for cancellation. The price paid was 678.3000p per share. This brings the total number of shares purchased during this programme to 59,738,927.

END

END

82-34701

RNS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:29 15 Sep 2003
Number	7483P

On 12th September 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 309,959 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.86. This represents approximately 0.039% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, and Mr. A. P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 309,959.

END

82-34701

RNS

Full Text Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Declaration
Released	09:34 15 Sep 2003
Number	7486P

Boots Group PLC

"This notice follows the announcement on 1st May 2003 of the appointment of Richard Baker as Chief Executive of Boots Group PLC who joined the board today, 15th September 2003.

This notice contains certain information required to be disclosed in accordance with paragraph 16.4 of the Listing Rules.

In accordance with paragraph 16.4 (a) Richard Baker has been within the last 5 years a director of Asda Group Limited, Asda Stores Limited, Dixon Motors Plc, IDG Services Limited, Newgo 1 Limited and the Institute of Grocery Distribution and is no longer a director of any of those companies.

There is no information of the kind described in paragraphs 6.f.2. (b) to (g) of the Listing Rules relating to Richard Baker required to be disclosed pursuant to paragraph 16.4 thereof."

Richard Baker has also notifed the company that he is interested in 9,260 ordinary shares as at 15th September 2003.

END

Next ›

82-34701

RNS

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	12:06 15 Sep 2003
Number	7574P

RNS Number:7574P
Boots Group PLC
19 September 2003

Board Appointments

Richard Baker (41) today joins the Board of Boots Group PLC as Chief Executive, and Sir Nigel Rudd (56) becomes Chairman.

John McGrath (65) stands down as Chairman and acting Chief Executive, and retires from the Board.

The Board of Boots Group PLC also today announces the appointment of Guy Dawson (50) as a non executive Director, and as Chairman of the Board Audit Committee.

Guy Dawson was until 2002 Chairman of European Investment Banking at Merrill Lynch. Prior to that he held a number of senior positions in Merrill Lynch and Morgan Grenfell. During that time he built very successful investment banking businesses and acted on a wide range of high value acquisitions, disposals and financing. In 2003 he, with others, founded Tricorn, a partnership offering an independent corporate advisory service.

John McGrath leaves the Board after 6 years, the last 3 years as Chairman and the past 3 months as both Chairman and acting Chief Executive. He retired as Chief Executive of Diageo in 2000.

Sir Nigel Rudd, Chairman of Boots Group PLC said:

'We are delighted to welcome Guy. He has had a successful city career spanning two decades and with his undoubted competence comes a creative, lively mind and an independent contributor to the team. I'd also like to thank John for his major contribution to the business over the last three years, and in particular for his efforts as acting Chief Executive and, of course, we are delighted that Richard joins the company today."

- ENDS -

Notes to picture editors and contact details to follow -

Notes to Picture Editors:

Photographs of Sir Nigel Rudd and Richard Baker are available at http://www.newscast.co.uk.

For further information please contact:

Media

Donal McCabe	Matthew Dransfield
Tel: +44 (0) 115 68 7029	Tel: +44 (0) 115 968 7284
Mobile: +44 (0) 7769 690 618	Mobile: +44 (0) 7973 844 612

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:08 15 Sep 2003
Number	7848P

15th September 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th September 2003, Boots Group PLC acquired 290,000 ordinary shares in the company for cancellation. The price paid was 687.4428p per share. This brings the total number of shares purchased during this programme to 60,028,927.

END

END

82-34701

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	2 4	0 7	2 0 0 3

as director: X — as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: DR — *Honours etc:

Forename(s): JOHN GORDON ST. CLAIR

Surname: BUCHANAN

	Day	Month	Year
†Date of Birth	0 9	0 6	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] Date 01 AUG 2003

(** serving director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

G

CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

82-34701

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note
The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	750,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	04/07/2/03	05/07/03	06/07/03
Maximum prices paid § for each share	£6.6570	£6.6244	£6.5850
Minimum prices paid § for each share	£6.6570	£6.6244	£6.5850

The aggerate amount paid by the company for the shares to which this return relates was:	£ 11,599,747.10
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 58,000

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 13/8/03

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

82-34701

169



TEN POUNDS
TWENTY POUNDS
TWO HUNDRED POUNDS
TWO HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIFTEEN THOUSAND POUNDS
FIFTEEN THOUSAND POUNDS
THREE THOUSAND POUNDS
ONE THOUSAND POUNDS
THREE THOUSAND POUNDS
FIVE HUNDRED POUNDS

Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use | Company number

Please ... space ... Inland Revenue

Name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	35,000	700,000	450,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	07/07/2/03	08/07/03	12/07/03
Maximum prices paid § for each share	£6.5550	£6.5336	£6.5062
Minimum prices paid § for each share	£6.5550	£6.5336	£6.6476

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 7,785,075.30
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 38,930

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 13/8/03

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

82-34701

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note

The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	750,000	235,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	18/07/2/03	21/07/03	23/07/03
Maximum prices paid § for each share	£6.5633	£6.4558	£6.4302
Minimum prices paid § for each share	£6.5633	£6.4558	£6.4302

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 9,651,440.89
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 48,260

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed SPowell Designation ‡ Asst Sec Date 6/8/03

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

82-34701

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note
The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	250,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/07/2/03	25/07/03	28/07/03
Maximum prices paid § for each share	£6.4972	£6.5392	£6.6034
Minimum prices paid § for each share	£6.4972	£6.5392	£6.6034

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8,199,437.94
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 41,000

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver

Signed Stewell Designation ‡ Asst Sec Date 6/8/03

Presentor's name address and

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

82-34701

169

Return by a company purchasing its own shares

TWENTY POUNDS 20 8 03

TWENTY FIVE POUNDS 20 8 03

FIFTY POUNDS 20 8 03

ONE HUNDRED POUNDS 20 8 03

Pursuant to section 169 of the Companies Act 1985

Pleas[illegible]te in the space below. For Inland Revenue use only.

FIFTY THOUSAND POUNDS 20 8 03

Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note
T[illegible] return must be c[illegible]ered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	250,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	30/07/2/03	31/07/03	1/07/03
Maximum prices paid § for each share	£6.6612	£6.7044	£6.6755
Minimum prices paid § for each share	£6.6612	£6.7044	£6.6755

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 10,038,062.9
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 50,195

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 6/8/03

Presentor's name address and reference (if any) :

For official Use
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping *together with the payment of duty within 30 days of the allotment of shares, otherwise* Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

62-34701

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	250,000	350,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	19/08/03	20/08/03	21/08/03
Maximum prices paid § for each share	£6.5869	£6.5683	£6.6094
Minimum prices paid § for each share	£6.5869	£6.5683	£6.6094

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8,911,134.73
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 44,560

‡ Insert Director, Secretary, Administrator, Administrative

Signed [signature] Designation ‡ Asst Sec Date 4/9/03

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NE

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

169

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Please do not write in the space below For Inland Revenue use only

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	30,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	22/08/03	27/08/03	02/09/03
Maximum prices paid § for each share	£6.5951	£6.6400	£6.6592
Minimum prices paid § for each share	£6.5951	£6.6400	£6.6592

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,186,658.80
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 25,935

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver

Signed S Powell Designation ‡ Asst Sec Date 4/9/03

Presenter's name address and

For official Use

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

B2-34701

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type.or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use | Company number 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	750,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	14/08/03	15/08/03	18/08/03
Maximum prices paid § for each share	£6.6213	£6.5709	£6.5941
Minimum prices paid § for each share	£6.6213	£6.5709	£6.5941

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 12,875,657.5
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 64,380

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver

Signed Stewell Designation ‡ Asst Sec Date 4/9/03

For official Use

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

82-34701

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	1 5	0 9	2 0 0 3

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR

*Honours etc:

Forename(s): JOHN BRIAN

Surname: MCGRATH

	Day	Month	Year
†Date of Birth	2 0	0 6	1 9 3 8

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 15th Sept 03

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2